SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A*

                                 (RULE 13D-101)

                                 Amendment No. 2

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                                  NAPSTER, INC.
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                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    630797108
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                                 (CUSIP NUMBER)


                                Ricky C. Sandler
             Eminence Capital LLC, 65 East 55th Street, 25th Floor,
                        New York, NY 10022 (212) 418-2100
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                               September 15, 2008
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 630797108                 13D                       Page 2 of 10 Pages

--------------------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Eminence Capital, LLC
--------------------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
         (a) |_|
         (b) |_|
--------------------------------------------------------------------------------
  (3)    SEC USE ONLY
--------------------------------------------------------------------------------
  (4)    SOURCE OF FUNDS **

              OO
--------------------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
--------------------------------------------------------------------------------

   NUMBER OF      (7)  SOLE VOTING POWER
    SHARES
 BENEFICIALLY           -0-
   OWNED BY       --------------------------------------------------------------
     EACH         (8)  SHARED VOTING POWER
  REPORTING
    PERSON              -0-
     WITH         --------------------------------------------------------------

                  (9)  SOLE DISPOSITIVE POWER

                       -0-
                  --------------------------------------------------------------
                  (10)  SHARED DISPOSITIVE POWER

                        -0-

--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES **                                                  |_|

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
      ---
(14) TYPE OF REPORTING PERSON **

              IA
--------------------------------------------------------------------------------

**    SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 630797108                 13D                       Page 3 of 10 Pages

--------------------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Eminence GP, LLC
--------------------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
         (a) |_|
         (b) |_|
--------------------------------------------------------------------------------
  (3)    SEC USE ONLY
--------------------------------------------------------------------------------
  (4)    SOURCE OF FUNDS **

              WC
--------------------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
--------------------------------------------------------------------------------

   NUMBER OF      (7)  SOLE VOTING POWER
    SHARES
 BENEFICIALLY           -0-
   OWNED BY       --------------------------------------------------------------
     EACH         (8)  SHARED VOTING POWER
  REPORTING
    PERSON              -0-
     WITH         --------------------------------------------------------------

                  (9)  SOLE DISPOSITIVE POWER

                       -0-
                  --------------------------------------------------------------
                  (10)  SHARED DISPOSITIVE POWER

                        -0-

--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES **                                                  |_|

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
      ---
(14) TYPE OF REPORTING PERSON **

              OO
--------------------------------------------------------------------------------

**    SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 630797108                 13D                       Page 4 of 10 Pages

--------------------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Ricky C. Sandler
--------------------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
         (a) |_|
         (b) |_|
--------------------------------------------------------------------------------
  (3)    SEC USE ONLY
--------------------------------------------------------------------------------
  (4)    SOURCE OF FUNDS **

              OO
--------------------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------

   NUMBER OF      (7)  SOLE VOTING POWER
    SHARES
 BENEFICIALLY           -0-
   OWNED BY       --------------------------------------------------------------
     EACH         (8)  SHARED VOTING POWER
  REPORTING
    PERSON              -0-
     WITH         --------------------------------------------------------------

                  (9)  SOLE DISPOSITIVE POWER

                       -0-
                  --------------------------------------------------------------
                  (10)  SHARED DISPOSITIVE POWER

                        -0-

--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES **                                                  |_|

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **

              IN
--------------------------------------------------------------------------------

**    SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 630797108                 13D                       Page 5 of 10 Pages


Item 1. Security and Issuer.
The Schedule 13D initially filed on August 28, 2006, relating to the common stock, par value $0.001 (the "Common Stock") of Napster, Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at 9044 Melrose Avenue, Los Angeles, California 90069, was amended and restated on May 27, 2008 by Amendment No. 1 and is hereby amended and restated in its entirety by this Amendment No. 2 to the Schedule 13D. This is the final amendment to this
Schedule 13D and constitutes an "exit filing" for the Reporting Persons (as defined below), who do not intend to file any further amendments to the Schedule 13D.

Item 2. Identity and Background.
      This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

      (i) Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

      (ii) Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and

      (iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").

      (a) This statement relates to shares of Common Stock held for the accounts of: Eminence Partners, LP, a New York limited partnership ("Eminence I"), and Eminence Partners II, LP, a New York limited partnership (together with Eminence I, the "Partnerships"), and Eminence Fund, Ltd. ("Offshore Fund"), a Cayman Islands company. The Partnerships and the Offshore Fund are collectively referred to as the "Eminence Funds".

      Eminence Capital serves as the investment manager to the Eminence Funds with respect to the shares of Common Stock previously directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds.

      Eminence GP serves as general partner or manager to the Eminence Funds with respect to the shares of Common Stock previously directly owned by the Partnerships and may be deemed to have voting and dispositive power over the shares held for the accounts of the Partnerships.

      Ricky C. Sandler is the Managing Member of each Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of Common Stock previously directly owned by the Eminence Funds.

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CUSIP No. 630797108                 13D                       Page 6 of 10 Pages

      (b) The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

       c) The principal business of Eminence GP is serving as a general partner to the Partnerships and other clients and manager to ( other clients. The principal business of Eminence Capital is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Sandler serves as the Managing Member of Eminence GP and Eminence Capital.

      (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Each of Eminence GP and Eminence Capital is a limited liability company organized under the laws of the State of New York. Mr. Sandler is a United States citizen.

Item 3. Source and Amount of Funds and Other Consideration.
      The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the Eminence Funds is $0.00.

Item 4. Purpose of the Transaction.
        The disposition of the shares of Common Stock by the Reporting Persons was for investment-related purposes and was made in the ordinary course of business.

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CUSIP No. 630797108                 13D                       Page 7 of 10 Pages

Item 5. Interest in Securities of the Issuer.
      A.    Eminence Capital, LLC
            (a) Aggregate number of shares beneficially owned: -0-

                        Percentage: 0%

            (b)    1.    Sole power to vote or direct vote: -0-

                   2.    Shared power to vote or direct vote: -0-

                   3.    Sole power to dispose or direct the disposition: -0-

                   4.    Shared power to dispose or direct the disposition: -0-

            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock in the last sixty days, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

            (d) Each of the clients of the Investment Manager has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

            (e) September 15, 2008.

      B.    Eminence GP, LLC

            (a)    Aggregate number of shares beneficially owned: -0-
                   Percentage: 0%

            (b)    1.    Sole power to vote or direct vote: -0-

                   2.    Shared power to vote or direct vote: -0-

                   3.    Sole power to dispose or direct the disposition: -0-

                   4.    Shared power to dispose or direct the disposition: -0-

            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock in the last sixty days, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

            (d) Not applicable.

            (e) September 15, 2008.

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CUSIP No. 630797108                 13D                       Page 8 of 10 Pages

      C.    Ricky C. Sandler

            (a)    Aggregate number of shares beneficially owned: -0-
                   Percentage: 0%

            (b)    1.    Sole power to vote or direct vote: 0

                   2.    Shared power to vote or direct vote: -0-

                   3.    Sole power to dispose or direct the disposition: 0

                   4.    Shared power to dispose or direct the disposition: -0-

            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock in the last sixty days, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

            (d) Not applicable.

            (e) September 15, 2008.

Item 6: Not applicable

Item 7: Material to be filed as Exhibits

            Exhibit 1: Schedule of transactions effected by Reporting Persons in the last sixty days.

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CUSIP No. 630797108                 13D                       Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 17, 2008


                                     /s/ Ricky C. Sandler
                                     -------------------------------------------
                                     Ricky C. Sandler, individually, and as
                                     Managing Member of Eminence Capital, LLC,
                                     and as
                                     Managing Member of Eminence GP, LLC

                                                                      EXHIBIT 1


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CUSIP No. 630797108                 13D                      Page 10 of 10 Pages

                              Eminence Capital, LLC
                                Eminence GP, LLC
                                Ricky C. Sandler


                                                                    PRICE
                                                                  PER SHARE
                                                                 (INCLUDING
                                           NUMBER OF SHARES      COMMISSIONS,
DATE OF TRANSACTION                        PURCHASED/(SOLD)        IF ANY)
--------------------------------------    ------------------    --------------
09/15/2008                                   (4,275,838)           $2.52
                                          ------------------    --------------